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                           May 4, 2021

       G. Mike Mikan
       Chief Executive Officer
       Bright Health Group Inc.
       8000 Norman Center Drive
       Suite 1200
       Minneapolis, MN 55437

                                                        Re: Bright Health Group
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted on April
22, 2021
                                                            CIK No. 0001671284

       Dear Mr. Mikan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS/A submitted April 22. 2021

       Bright Health's Businesses, page 5

   1. Refer to your response to comment 3. Please revise the new language here and on page
                                                        98 to note that the
federal government and other governmental agencies were the source of 86% of your premium
revenue rather than "most" of your premium revenue.
 G. Mike Mikan
FirstName  LastNameG.
Bright Health Group Inc.Mike Mikan
Comapany
May  4, 2021NameBright Health Group Inc.
May 4,
Page 2 2021 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 18. Subsequent Events, page F-39

2. Before you request effectiveness of your registration statement, please revise your document to include your preliminary estimate of the assets acquired and liabilities assumed of Central Health Plan of California, Inc. and relevant other disclosures, including pro forma information, required by ASC 805-10-50-2. Otherwise, provide additional information to allow investors to evaluate the financial effect of the business combination and describe the individual disclosures that could not be made and the reason therefor as stipulated in ASC 805-10-50-1b and 50-4.
3. You disclose the issuance of $40.0 million in Series E preferred stock in each of your acquisitions of Zipnosis, Inc. (Zipnosis) and Central Health Plan of California, Inc.
         (CHP). On page II-3, you disclose that you issued 1,424,801 shares of Series E preferred stock in the Zipnosis acquisition and 2,062,194 shares in the CHP transaction. As these transactions closed one day apart, please explain to us the significant difference between the apparent $28.07 per share value in the Zipnosis transaction and the apparent $19.40 per share value in the CHP transaction. In addition, please explain to us the underlying progression in value from the $20.4177 per share Series E preferred stock issuance price in October 2020 to these apparent per share values.
        You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at
(202) 551-3474
if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at
(202) 551-
3217 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance